QuickLinks -- Click here to rapidly navigate through this document

[Letterhead of DavCo Acquisition Holding Inc.]

February 4, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Attention: Filing Desk

Re:
Davco Acquisition Holding Inc.
Registration Statement on Form S-1
File Nos. 333-114598, -01 through 04 (the "Registration Statement")

Ladies and Gentlemen:

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Davco Acquisition Holding Inc. (the "Company") hereby applies for the withdrawal of the Registration Statement, together with all exhibits thereto, filed with the Securities and Exchange Commission (the "Commission") on September 22, 2004, including all prior amendments thereto.

        Due to current market conditions for public offerings, the Company has determined not to effect its initial public offering of enhanced income securities. The Registration Statement was never declared effective and no securities have been issued or sold pursuant thereto.

        The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

        Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

        If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact me at (410) 721-3770 or Bradley P. Cost, Esq. of Torys LLP at (212) 880-6123.

Sincerely,
/s/ DAVID J. NORMAN David J. Norman, Esq. Chief Financial Officer and General Counsel

QuickLinks

[Letterhead of DavCo Acquisition Holding Inc.]